UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-38072

NexGen Energy Ltd.
(Translation of registrant's name into English)

3150 - 1021 West Hastings Street, Vancouver, BC, V6E 0C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of NexGen Energy Ltd. (File No. 333.266575)

SUBMITTED HEREWITH

Exhibits

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the Periods Ending March 31, 2025 and 2024

99.2	Management's Discussion and Analysis for the Three Months Ended March 31, 2025

99.3	Form 52-109F2 Certification of Interim Filings - Chief Executive Officer

99.4	Form 52-109F2 Certification of Interim Filings - Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NexGen Energy Ltd.
(Registrant)

Date: May 12, 2025	By:	/s/ Benjamin Salter

Benjamin Salter
	Title:	Chief Financial Officer